Alcobra Ltd.

65 Rothschild Blvd.

Tel Aviv 65785 Israel

February 19, 2013

Via EDGAR

Jeffrey P. Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Alcobra Ltd.
Registration Statement on Form F-1 Filed January 14, 2013 File No. 333-186003

The purpose of this letter is to respond to your letter of February 10, 2013 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Form F-1. Page references in our response are to Amendment No. 1.

Dear Mr. Riedler:

1.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

We hereby confirm the Staff’s interpretation.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We will supplementally provide the requested copies of all such written communications and all such research reports. At this time there are none.

3.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

We will supplementally provide all such material as soon as it is available.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

Prospectus Cover Page

4.	Please delete your statements that the industry publications and reports do not guarantee the accuracy or completeness of the information and that you have not independently verified any third-party information. It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

The statements have been deleted as requested.

Prospectus Summary, page 1

5.	We note that both here, in your MD&A, and in your Business section you state that MG01CI has been observed to be "effective" in clinical studies conducted to date. See pages 1, 30, 36, and 41. Please be advised that the determination of product efficacy is within the purview of the FDA or comparable regulatory body in jurisdictions outside the United States and the company may not substitute its own judgment or conclusions about product safety for the applicable regulatory authority. Therefore, please revise your disclosure to remove use of the word "effective" where it may presuppose a finding of product safety for MG01CI by the appropriate regulatory authority.

The word “effective” has been removed as requested. We have substituted factual statements supported by our clinical trials data. For example, the first paragraph in the summary on page 1 of Amendment No. 1 now reads as follows:

We are an emerging biopharmaceutical company primarily focused on the development and commercialization of our proprietary drug, MG01CI, to treat Attention Deficit Hyperactivity Disorder, or ADHD. The most common currently available treatments for ADHD are stimulants that increase the brain chemical dopamine. Stimulants have significant side effects, and as controlled substances have significant potential for misuse, abuse and addiction. MG01CI is a non-stimulant with a different mechanism of action. In September 2011, we completed a 120-patient double-blind Phase II study in Israel that showed significant improvement in clinical ADHD symptoms, and also showed favorable tolerability with no significant side effects over a placebo. The trial met all primary and secondary clinical endpoints showing statistically significant improvement over the placebo-treated control group.

6.	You disclose that MG01CI potentially represents a safer alternative to stimulant-based treatments and a more tolerable and effective treatment than the non-stimulants which are currently in the market. If controversy remains in the scientific community as to any of your hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of developing MG01CI. Any such controversy should also be addressed wherever else appropriate in your registration statement, including the relevant risk factors and your Business section.

Our clinical trial results have been published in the Journal of Clinical Psychiatry (J Clin. Psychiatry. 2012 Dec.; 73(12):1517-23), and we are not aware of any published commentary to the effect that our results are invalid or do not support our hypothesis.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

7.	Please expand your disclosure to disclose the significance of MG01CI being neither dopaminergic (related to dopamine) nor noradrenergic (related to norepinephrine).

These disclosures on page 36 of Amendment No. 1 now read as follows:

ADHD is a treatable condition. The most commonly used therapeutic drugs are stimulants (Schedule II, Controlled Substances), such as Ritalin, Adderall, Vyvanse and Concerta, which are all compounds that increase the brain chemical dopamine, and which have significant abuse and misuse potential because their use may lead to severe psychological or physical dependence. . . .

The only non-stimulant drug approved to treat adult ADHD is Strattera. Strattera affects the chemical, norepinephrine, which is a stress hormone that affects parts of the brain where attention and responses are controlled. . . .

In contrast to all available treatments, MG01CI is a non-stimulant with a differentiated mechanism of action that neither targets dopamine nor norepinephrine.

8.	Please add the following bullet points to the subsection "Risks Associated with Our Business" on page 2:

•	Please briefly describe the risks associated with being a public company; and
•	Please state that you have no issued patents relating to MG01CI's technology.

The following bullet points have been added as requested on page 3 of Amendment No. 1:

•	We do not have any issued patents relating to our MG01CI technology. Our current patent applications may not result in issued patents . . . .
•	As a public company following the conclusion of this offering, we will need to comply with extensive additional governmental regulations, which will be very expensive and which will require significant management time.

Corporate Information, page 2

9.	On pages 2 and 31, you disclose that you have not made a decision whether to take advantage of any or all of the exemptions for emerging growth companies. This does not appear to be consistent with your disclosure on pages 21-22 and other disclosures on page 31. Please revise your disclosure for consistency.

We have revised our disclosures on pages 2 and 31 of Amendment No. 1 to state that we will take advantage of these exemptions.

Risk Factors, page 5

10.	In the introductory paragraph of this section, you state "[t]he risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business." Please note that the Risk Factors section must describe all material risks facing your company and offering and should not reference risks that are not material. Please revise these sentences accordingly.

The introduction on page five of Amendment No. 1 now reads:

An investment in our ordinary shares involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our ordinary shares. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our ordinary shares to decline, and you may lose all or part of your investment.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

11.	Please add a risk factor addressing the risks and conflicts of interest regarding the fact that as a foreign private issuer, you are permitted to follow certain home country corporate governance practices instead of applicable Securities and Exchange Commission and Nasdaq Stock Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic issuers.

We have added the following risk factor under “Risks Related to this Offering and Ownership of our Ordinary Shares” on page 22 of Amendment No. 1:

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to, among other things, director nomination procedures and approval of compensation of officers (although we intend to comply with the NASDAQ requirements for the independence of directors). In addition, we may follow our home country law instead of the Listing Rules of the NASDAQ Stock Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic U.S. issuers.

In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic U.S. issuers whose securities are registered under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

"The commencement and completion of clinical trials can be delayed . . .," page 5

12.	To the extent that you have experienced any problems with your clinical trials such as those described in this risk factor, or have been forced to suspend or terminate one or more trials, please revise to describe such events.

We have not experienced, in any material respect, any problems with our clinical trials such as those described in this risk factor, and we have never been forced to suspend or terminate any clinical trials.

"We intend to rely primarily on third parties to market and sell MG01CI," page 11

13.	Please clearly state in this risk factor that you have no manufacturing, sales, or distribution capabilities at this time.

Language to the foregoing effect has been added to Amendment No. 1 on page 11 as requested.

"We have a limited operating history and we have incurred significant operating losses since our inception..." page 12

14.	Please include in this risk factor and in the risk factor entitled, "The requirements associated with being a public company will require significant company resources and management attention" on page 21, an estimate of the annual compliance costs you will incur as a result of your reporting obligations as a public company.

An estimate of “several hundred thousand dollars” has been added on pages 13 and 21 to Amendment No. 1. We do not believe that we can be more precise at this time.

"We may need substantial additional capital in the future. . . .," page 13

15.	Please clearly state in the heading and in the first sentence of the risk factor and on page 2 that you "will" need substantial additional capital to fund your operations and develop and commercialize MG01CI.

The requested language has been added to Amendment No. 1 on pages 2 and 13.

16.	Please expand this risk factor to quantify your current working capital, and your existing cash and cash equivalents.

The requested language has been added to Amendment No. 1 on page 13.

17.	On page 7, you disclose that before you can submit an NDA to the FDA, you must conduct at least two Phase III clinical trials that will be substantially broader than your Phase II trial. On page 14, you disclose that you believe that your available funds will allow you to complete a Phase III trial and begin the process of attempting to obtain seek marketing approval for MG01CI. On page 26, you disclose that you do not expect that the funds from this offering will be adequate to complete your proposed Phase III trials, which will require you to raise additional funds for this purpose. Please revise your disclose throughout the filing to clarify:

•	whether you will need to complete one or two Phase III trials prior to submitting an NDA to the FDA; and
•	what you believe your available funds and the funds from this offering will enable you to complete.

The relevant disclosure has been modified in on page 14 of Amendment No. 1 to be consistent and reflects the following facts. We believe that we will require at least two Phase III clinical trials before submitting an NDA to the FDA, and expect that the funds from this offering will enable us to complete any preparatory clinical and non-clinical work, as well as one of two Phase III clinical trials. We will require substantial additional funds to initiate and complete the FDA approval process.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

"We have no manufacturing capacity and anticipate reliance on third-party . . .," page 14

18.	To the extent that you have experienced any problems with your existing contract manufacturer such as those described in this risk factor, please revise to describe those problems. For example, please refer to your disclosure regarding the discovery of a contaminated lot of MG01CI on page 44. Please similarly revise your risk factor entitled, "We currently depend on third parties to conduct our clinical trials," on page 15.

The reference to the contaminated lot was an error and has been deleted.

"Any collaboration arrangements that we may enter into in the future may not be successful ..." page 15

19.	Please expand this risk factor to disclose your prior relationship with Teva Pharmaceuticals that you discuss on page 43.

We do not believe that a reference to our prior relationship with Teva Pharmaceuticals warrants expanded disclosure since the termination of that relationship had nothing to do with our success or prospective success. We did not grant a request by Teva to extend the relationship, as described under “Business—Former Strategic Relationship with Teva Pharmaceuticals” on page 43 of Amendment No. 1.

"We may be unable to adequately prevent disclosure of trade secrets . . .," page 17

20.	Please supplementally provide the Staff with a copy of the confidentiality agreement you enter into with employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect your proprietary information. We may have further comment.

We will furnish this agreement supplementally.

"We manage our business through a small number of employees . . .," page 18

21.	Please revise this risk factor to identify your key employees and consultants.

We have added this language as requested on page 18 of Amendment No. 1.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

22.	Please revise this risk factor to state that although you have employment agreements in place with management, these agreements are terminable at will with minimal notice.

The requested language has been added on page 18 of Amendment No. 1.

"The recently enacted JOBS Act and our status as a foreign private issuer . . .," page 21

23.	Combining in one risk factor the "emerging growth company" exemptions with those stemming from your status as a foreign private issuer is confusing for investors. Discuss these exemptions in two separate risk factors.

The risk factors have been separated as requested. See pages 21 and 22 of Amendment No. 1.

24.	Regarding the "emerging growth company" risk factor, since a foreign private issuer is not subject to Exchange Act Section 14's proxy requirements, and since the level of a foreign private issuer's disclosure concerning executive compensation is governed by its home country's rules, it is misleading to state that you intend to take advantage of the exemption from the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Exchange Act. Revise accordingly.

The suggested correction has been made on page 21 of Amendment No. 1.

25.	Regarding the "foreign private issuer" risk factor, provide examples of the exemptions from "certain governance requirements" under Nasdaq regulations of which you intend to take advantage.

The risk factor added in response to Comment No. 11 contains this disclosure on page 22 of Amendment No. 1.

"Our operations may be disrupted as a result of the obligation of management..." page 23

26.	Please expand your disclosure to disclose that your sole employee and chief executive officer, Yaron Daniely, is 37 years old. In addition, to the extent you have experienced any problems related to disruptions of service, please revise to describe those problems.

Dr. Daniely’s age has been added to the disclosure on page 23 of Amendment No. 1. We have not experienced any material problems regarding required military service.

"Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel . . .," page 23

27.	Please disclose the exchange rate between the U.S. dollar and the New Israeli Shekel as of the latest practicable date.

We have added this disclosure as requested on page 23 of Amendment No. 1.

28.	Please expand this risk factor to quantify how a hypothetical change in the exchange rate will affect your earnings as of the latest practicable date.

As disclosed on pages 12 and 13 of Amendment No. 1, we have continually experienced operating losses and expect them to continue. We believe that disclosing the complexities of exchange rate risk in this connection would be confusing.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

29.	Supplementally advise whether, during the three most recent years, the New Israeli Shekel has been devalued relative to the U.S. dollar and, if so, whether the rate of inflation in Israel has exceeded the rate of devaluation.

The new Israeli Shekel has revaluated by 5.99%, devaluated by 7.67% and revaluated by 2.3% in the years 2010, 2011 and 2012, respectively. The rate of inflation in Israel was 2.66%, 2.17% and 1.63% in the years 2010, 2011 and 2012, respectively.

"In the past, we received Israeli government grants for certain of our research . . .," page 23

30.	Please file any agreements related to your receipt of royalty-bearing grants from OCS as exhibits to your registration statement, pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Agreements with the OCS that have any continuing effect have been added as Exhibit 10.8 to Amendment No. 1.

"Your rights and responsibilities as a shareholder will be governed . . .," page 24

31.	Please revise the risk factor heading to reference obligations rather than rights, and to indicate that Israeli law may impose obligations and liabilities on a shareholder of an Israeli corporation that U.S. states do not impose upon shareholders of corporations incorporated in their respective states.

We have changed the reference to “liabilities and obligations”. We believe the risk factor on page 24 of Amendment No. 1 adequately discloses the differences between U.S. and Israeli law.

Dilution, page 28

32.	Please revise the table to begin with your historical net tangible book value per share, instead of pro forma net tangible book value per share.

We have made the requested change on page 28 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview

Research and Development Expenses, page 30

33.	Please separately quantify the research and development expenses by the types of expenses you describe here for the financial statement periods presented.

The requested change has been made on page 30 of Amendment No. 1.

Critical Accounting Policies and Estimate, page 31 JOBS Act, page 31

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

34.	On page 31, you state that you "are electing to delay such adoption of new or revised accounting standards." As you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a separately-headed risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

The requested changes have been made to pages 21 and 22 of Amendment No. 1.

Results of Operations

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011, page 32

35.	Please revise your discussions to explain the reasons for the underlying expenses fluctuating. For example, you state that the decrease in the research and development expenses is primarily due to the decreases in the number of employees and the clinical trials. If true, please revise to state that the decreases in the number of employees and the clinical trials were a result of limited funds available during 2012. Otherwise, if the decreases were related to the change in the research and development phase, explain that fact. Please also provide a similar level of discussion for the decrease in your general and administrative expenses.

We have revised the disclosure on page 32 of Amendment No. 1 as requested.

Liquidity and Capital Resources, page 34

36.	Please provide discussions that would address material changes in the drivers underlying your operating cash flows, including the specific cash inflows and outflows generated, for the periods presented. Your discussions should focus on the primary underlying drivers and other material factors necessary in understanding the historical and future cash flows, rather than merely describing items identified on the face of the statement of cash flows. Refer to Section W of Financial Reporting Release 72.

The following insert has been added as the first paragraph under “Liquidity and Capital Resources—Operating Activities” on page 34 of Amendment No. 1:

Net cash used in operating activities of $2.4 million during the year ended December 31, 2011 was primarily used for a payment of $1.6 million for clinical trials and other third party expenses and an aggregate of $0.4 million in salary payments. The remaining amount was for travel, rent and other miscellaneous expenses. Net cash used in operating activities of $1.6 million during the year ended December 31, 2012 was primarily used for payment of $0.8 million for clinical trials and other third party expenses and an aggregate of $0.3 million in salary payments. The remaining amount of $0.5 million was for travel, rent and other miscellaneous expenses.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

Quantitative and Qualitative Disclosure About Market Risk, page 35

37.	Please provide sensitivity analysis disclosure regarding foreign currency exchange rate risk in accordance with Item 11 of Form 20-F.

We have revised the risk factor on page 35 of Amendment No. 1 and have expanded it to include a sensitivity analysis disclosure regarding foreign currency exchange rate risk.

Business, page 36

Market Overview, page 36

38.	You disclose in this section and elsewhere throughout the filing, various statistics concerning the total ADHD market, including children and adults. Based on your disclosure on page 40, it appears that you have only conducted clinical trials in adults. If you have not conducted clinical trials in children, please advise us why you believe it is appropriate to include children in your target market. In addition, if true, please expand your disclosure throughout your filing, including a separately headed risk factor, to note that you have not conducted any clinical trials in children, but the majority of your target market is children.

Children are part of our target market. Scientifically, we believe that the mechanism of action of MG01CI is the same for adults and children, as was the case for most other ADHD drugs. We are first undertaking clinical trials in adults because the procedures required to conduct clinical trials for children are subject to additional regulation and the accompanying increase in time and expense. In addition, regulatory agencies require demonstrations of safety and efficacy in adults first before allowing clinical trials in the pediatric population. It is possible that our clinical trials in adults will be successful but not those for children, but this is speculative and unprecedented in ADHD. We have, however, added additional disclosure relating to our strategy of first conducting clinical trials in adults. See page 39. Note that although the market size is currently larger for children, market growth rates are much higher in adult ADHD than in children. As 4-5% of adults have ADHD, as compared to 8-10% of children, the actual numbers of adults with ADHD are much larger than children with ADHD.

39.	You disclose in this section and elsewhere throughout the filing, various statistics concerning the U.S., European and Japanese market. Based on your disclosure on pages 41 and 42, your clinical trials have only taken place in Israel. Please expand your disclosure throughout, including a separately headed risk factor, to note that you have only conducted clinical trials in Israel and that you have not yet conducted clinical trials in several of the jurisdictions which you intend to seek regulatory approval. Please also disclose whether it will be more difficult to seek regulatory approval under such circumstances.

We have revised our disclosure to make clear that clinical trials to date have only been performed in Israel and not in the jurisdictions where we intend to seek marketing approval. See pages 1, 30, 36 and 48. We do not believe that this circumstance is significant with regard to our prospects for U.S., EU or Japanese regulatory approvals for two reasons: (i) before seeking regulatory approval in the U.S., for example, we intend to conduct clinical trials in the U.S. and (ii) the FDA and the European regulatory authorities respect clinical data from Israeli trials and Israeli clinical trial safeguards and procedures. Therefore, the regulatory risks in the U.S., the EU and Japan are not materially different from those of companies that have conducted early clinical trials in those respective jurisdictions.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

Impact of Untreated and Undertreated ADHD, page 37

40.	You disclose that ADHD increases health risks, adverse social externalities and economic costs and you provide a table of the effects on page 37. If controversy remains in the scientific community as to these effects on society if ADHD is untreated, you should amend your disclosure to note this and to discuss other potential theories concerning untreated ADHD and the potential causes of these negative societal events.

We are unaware of any controversy of that nature.

Diagnosis of ADHD, page 37

41.	Please clearly state that "DSM-W" is the Diagnostic and Statistical Manual of Mental Disorders, fourth edition.

We have made this clarification on page 37 of Amendment No. 1.

Our Strategy, page 39

42.	Please refer to the 6 bulleted points on page 39. To the extent practicable, please indicate when you intend to begin and expect to complete each goal listed.

We have added these dates at the end of each bullet point where applicable on page 39 of Amendment No. 1.

MG01CI Overview and Mechanism of Action, page 39

43.	Some of your disclosure in this subsection includes scientific or statistical jargon or terms of art that may be unfamiliar to lay readers. Where appropriate, please expand your disclosure to include explanations of terminology so that it may be understood by average investors. Portions of your registration statement that include such terminology include:

The following material has been added to the cited text on page 39 of Amendment No. 1.

•	“Metadoxine is a specific antagonist of a 5-hydroxytryptamine receptor of the 2b subtype, implicated genetically in ADHD and molecularly in control of dopamine outflow."

MG01CI is a proprietary, combined rapid onset/extended release formulation of the chemical Pyridoxine Pyroglutamate, which is more broadly known as Metadoxine. Our internal studies suggest that Metadoxine attaches to and neutralizes a unique protein in the brain called the 5-HT2B receptor, and excludes binding of all other molecules that normally attach there. This protein has been associated with ADHD in studies exploring the hereditary basis of ADHD, as well as in studies that attempt to understand the molecular basis of the disorder, but no approved or, to our knowledge, investigational drug has yet to display this profile other than ours. MG01CI consists of a single oral tablet, which includes both a rapid onset release Metadoxine formulation and an extended release Metaxdoxine formulation together providing the desired dual release profile. The new extended-release formulation prolongs the serum levels of Metadoxine for up to 12 hours, which results in enhanced efficacy benefits.

•	"MG01CI has the potential to be the first product to affect the serotonergic pathway."

This has been deleted and the following substituted on page 39 of Amendment No. 1:

MG01CI has the potential to be the first product approved for ADHD that works on the brain network that is controlled by the serotonin protein, in contrast to the dopamine pathway and the norepinephrine pathway.

•	"Tested targets included muscarinic, dopaminergic, serotonergic, gabaergic, noradrenergic, opioid and cannabinoid receptors and transporters"
•	"Metadoxine displayed extensive and highly specific receptor binding to only one of the serotonin receptors named 5-HT2B."
•	"The binding had approximately 50-fold selectivity over all other 5-HT receptor subtypes and a variety of other receptors."
•	"No binding was detected to any of the dopaminergic or noradrenergic receptors or transporters."

The paragraph on page 40 of Amendment No. 1 now reads:

The neural networks operating in the brain are directed by various proteins and signals. One way to affect these networks is to identify a drug that binds to the site and inhibits the action of the protein or signal. In investigating the proposed mechanism of action for MG01CI, over 80 different central nervous system receptors and transporters were tested in the laboratory for binding with Metadoxine. Binding of Metadoxine was tested on targets that are part of the muscarinic network, dopamine network, serotonin network, GABA network, noradrenaline network, opioid network and cannabinoid network. These networks each functions to orchestrate different activities and signals in the brain in different regions of the brain using different protein agents. Metadoxine displayed extensive and highly specific receptor binding to only one of the serotonin receptors named 5-HT2B that has been implicated genetically in ADHD and molecularly in control of dopamine outflow. The binding had approximately 50-fold selectivity over all other 5-HT receptor subtypes and a variety of other receptors. No binding was detected to any of the proteins involved in the brain networks controlled by dopamine or noradrenaline. Selectivity in binding is important because the goal is to bind only with the targeted receptor to achieve the desired effect and not bind to other receptors where it may have an undesired effect. Therefore, MG01CI displays a novel mechanism of action because it is the only ADHD drug candidate which exclusively affects the 5-HT2B serotonin receptor.

•	"Other published studies suggest that the 5-HT2B serotonin receptor may be involved ADHD molecular pharmacology, but neither show the benefit of direct modulation of the 5-HT2B serotonin receptor in ADHD treatment as the MG01CI clinical trials demonstrated."

This sentence has been substituted on page 40 of Amendment No. 1 with the following:

Although there are scientific papers that suggest that the 5-HT2B protein may take part in some aspects of the ADHD neurological disorder, the clinical trials using MG01CI are the first to show that by using a molecule that binds and neutralizes 5-HT2B, one can proactively improve the clinical symptoms of this disorder.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

44.	Please expand your disclosure to identify the adverse events related to Metadoxine.

The first paragraph under the graph called “Mean ADHD Scores” has been deleted and the following subheading has been added on page 42 of Amendment No. 1:

Adverse Events

The most commonly reported adverse events in the various clinical studies were nausea, fatigue and headache. Transient moderate nausea was the only adverse event to occur exclusively in the MG01CI group with an incidence of approximately 17%; fatigue was largely the same in the control groups and the MGOCI groups, and headache occurred notably less frequently in the MG01CI group in about 5% of the subjects.

In addition, products containing Metadoxine outside the USA cite either complete lack of adverse events or infrequent diarrhea and moderate skin rash.

Clinical Data, page 40

Clinical Results, page 40

45.	It is unclear if you have submitted an Investigational New Drug application to the FDA. On page 42 of your filing, you state that you intend to initiate discussions with the FDA in 2013, and that your Phase IIb trial was modeled based on regulatory requirements and on trial characteristics that have been acceptable to FDA in recent development programs. However, on page 46, you refer to your "existing IND application." If you have submitted an Investigational New Drug application to the FDA, please disclose this fact, state when you filed this application and whether or not the IND has been approved.

The reference on page 46 was not meant to imply that there is already an existing IND application, but to describe the activities planned following the future IND submission. We have revised the language on page 46 accordingly.

46.	In your prospectus, you describe clinical trials that you conducted in September 2011. If true, please clearly indicate in your filing, wherever you discuss these clinical trials, that these clinical trials have not been sanctioned by the FDA nor conducted under the guidance of the FDA, and disclose any FDA guidance you have received on whether the results of these clinical trials will impact your ability to receive regulatory approval in the U.S.

We have added clarifying language in three places on pages 1, 30 and 36 of Amendment No. 1 that these trials were conducted in Israel. We believe that this addition, plus the language included in several places elsewhere about initiating discussions with the FDA should dispel any implication that our Israeli trials were FDA-sanctioned. See pages 1, 3, 26, 30, 36 and 42 of Amendment No. 1. We have not received any FDA guidance on whether the results of our Israeli clinical trials will impact our ability to receive regulatory approval in the U.S.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

47.	Please expand your discussion to provide more detail regarding the clinical trials conducted by you regarding MG01CI. Your description should include the following information:

•	When the clinical study was held;
•	How long the clinical study was active;
•	How you targeted patients to enroll;
•	Whether you conducted this study with any other parties; and
•	The steps taken to ensure the accuracy of the results.

We have added the following chart to page 41of Amendment No. 1 to answer these questions:

	Phase IIa	Phase IIb
When the clinical study was held	Q1-Q2 2010	Q2-Q3 2011
How long the clinical study was active	3 months	4 months
How we targeted patients to enroll	Existing patients in local ADHD treatment clinic	Existing patients in local clinics; online advertisement; newspaper advertisement
Whether we conducted the study with any other parties	No	No
The steps taken to ensure the accuracy of the results	Outside contract research organization (CRO) oversight, including monitoring visits; outside medical monitor; double-typing of data in the data management system; automatic and manual query generation; and external expert review

48.	Please expand your disclosure of your Phase IIa study to disclose any relevant p values. Please also disclose the meaning and significance of p values.

P is a statistical measure for the probability of an error. In clinical investigations p<0.05 (meaning that the probability of an error in the outcome is less than 5%) is considered a statistically significant finding. We have eliminated the references to “p” since all of our references currently in the prospectus are to a p of <0.05.

49.	You disclose that secondary outcome measures were subtests from the Weschler (WAISR) test. Please expand your disclosure to describe this test.

The following language has been added after the first reference to this test on page 41 of Amendment No. 1:

The Wechsler Adult Intelligence Scale, or WAIS, is a battery of tests designed to measure intelligence in adolescents and adults. WAIS includes both non-verbal performance scales as well as verbal intelligence items. A revised form of the WAIS, WAIS-R, consists of six verbal and five performance subtests. The verbal tests are: information, comprehension, arithmetic, digit span, similarities, and vocabulary. The performance subtests are: picture arrangement, picture completion, block design, object assembly, and digit symbol.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

50.	You provide a graph of the mean TOVA scores in your extension study. Please disclose the number of subjects that were evaluated in this extension study.

There were 10 subjects, and we have included this disclosure on page 41 of Amendment No. 1.

51.	Please refer to the tables on pages 41 and 42 and the accompanying explanatory text on pages 40-42 under the subheadings "Clinical Results" and “Summary of Clinical Data and Key Conclusions." Much of the description in the explanatory text and the disclosure intended to give context to the data reflected in the tables makes use of highly technical statistical terminology that may not be readily understood by the lay reader. Therefore, please revise pages 40-42 to explain, in simple terms, the meaning and significance of:

•	The ADHD Score, TOVA Omission Score, TOVA Commission Score, TOVA Response Time Score, and TOVA RT Variability Score. Please also disclose the scale used for each score to give context to the score achieved.

We have disclosed the scale of the tests in the several paragraphs describing the tests on page 40 of Amendment No. 1. We have deleted the references to the TOVA subscores since they do not significantly add to the disclosure.

•	"Clinically profound with a calculated effect size of 0.9."

The following has been substituted for this bullet on page 42 of Amendment No. 1:

•	Improvement in inattention symptoms was statistically significant. One measure of effectiveness is called an “effect size” based on various statistical computations. An effect size of 0.4 has been reported for Atomoxetine, the only approved non-stimulant medication of Adult ADHD. An effect size of 0.9, calculated for the predominantly-inattentive ADHD population in Alcobra's Phase IIb study is therefore significantly higher, and in fact comparable to reported effect sizes of stimulant medications such as Concerta and Adderall.

Research and Development, page 43

52.	You state that you sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes. Please expand your discussion to provide additional disclosure regarding your relationship with these investigators and institutions. For example, please disclose the following:

•	Please identify the investigators and institutions with whom you conduct clinical research activities;
•	Please indicate when you entered into these arrangements with each party;
•	Please discuss each parties' obligations with respect to the clinical research activities;
•	Please disclose any financial provisions in these arrangements; and
•	Please discuss any term and termination provisions related to each arrangement.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

If any arrangements with investigators and/or institutions have been memorialized in a written agreement, please file each agreement as an exhibit to your registration statement, or provide us with a legal analysis as to why these agreements are not material pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

We have added the following disclosure at the end of the research and development section on page 43 of Amendment No. 1:

Our clinical studies have been conducted at two established medical institutions in Israel, the ADHD clinic of the Geha Mental Health Hospital and the Cognitive Neurology unit at Rambam Healthcare Campus.  We entered into customary clinical trial agreements in February 2011 with each of the institutions.  The clinical trial agreements are in customary form and provide financial support for personnel, equipment, laboratory tests and filing during the clinical trial through payment to the research fund of the medical institution. The agreements were terminated with the conclusion of the trial, and the finalization of the Clinical Study Report. The principal investigators at these institutions were Dr. Iris Manor (Geha) and Dr. Rachel Ben Hayun (Rambam). All clinical and nursing staff was compensated entirely by their employer institution. We do not have any other business relationship with any of the investigators.

Former Strategic Relationship with Teva Pharmaceuticals, page 43

53.	Please disclose whether you or Teva Pharmaceuticals have any continuing obligations to each other due to Teva's equity investment or funding of a stage of MG01CI clinical development. These continuing obligations may include the payment of royalties, milestones, etc.

We have no continuing obligations to Teva other than that Teva continues to be a shareholder with the rights described in the prospectus.

Manufacturing, page 43

54.	You state in this subsection that you currently rely on one third-party manufacturer to produce bulk drug substance and drug products required for your clinical trials of MG01CI. Please expand your disclosure to provide more information regarding your relationship with this manufacturer. For example, please discuss the following:

•	Please identify the manufacturer;
•	Please discuss each parties' obligations, including the existence of any minimum purchase orders or financial obligations beyond flat payments for products manufactured, such as royalties; and
•	Please discuss any term and termination provisions related to this manufacturing arrangement.

The beginning of the relevant paragraph on page 43 of Amendment No. 1 has been revised to read:

We currently have no manufacturing facilities and no personnel with commercial-scale manufacturing experience. We currently rely on one third-party manufacturer, Patheon Inc. which is located in Cincinnati, OH, to produce bulk drug substance and drug products required for our clinical trials. We have entered into a customary clinical trial agreement with Pantheon. Supply under the agreement is done by purchase orders, there are no minimum purchase requirements or unusual financial arrangements and the agreement is terminable at will by either party.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

If your arrangement with the third-party manufacturer has been memorialized in a written agreement, please file the agreement as an exhibit to your registration statement, or provide us with a legal analysis as to why this agreement is not material pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

There is a customary contract manufacturing agreement. We do not believe it is material because, as stated in the revised disclosure on page 43 of Amendment No. 1, supply under the agreement is done by purchase orders, there are no minimum purchase requirements or unusual financial arrangements and the agreement is terminable at will by either party.

Management, page 50

55.	Please add a risk factor that addresses the risk to your business and financial condition of the provisions in your amended and restated articles of incorporation that limit the liability of your directors, and require you to indemnify your directors and officers under Israeli law.

We do not believe these provisions are a risk to our business and financial condition. They are customary provisions substantially similar to those of domestic issuers, and would not seem to be appropriate, therefore, to separately identify these provisions as a risk.

Employment Agreements with Executive Officers; Consulting and Directorship Services Provided by Directors, page 62

56.	On page 62, you state "Please see 'Risk factors—Risks Relating to Our Business and Industry.' for a further description of the enforceability of non-competition clauses." There does not appear to be any information in the Risk Factors section regarding the enforceability of non-competition clauses. Please revise your filing to either remove the cross-reference, or add disclosure regarding this subject to the Risk Factors section.

A risk factor entitled “Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.” was added on page 17 to the Amendment No. 1.

Principal Shareholders, page 65

57.	Please disclose the identity of the individual (s) with voting and dispositive power over the shares held by beneficial owner Hasasit Medical Research Services & Development Ltd.

These powers are exercised generally by the management at Hadasit and not by any individual in particular.

58.	Please disclose the number of your U.S. holders and percentage of shares held by them. For guidance, please see Item 7.A.2 of Form 20-F.

We have only one U.S. shareholder, who owns 4% of our outstanding shares.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

Taxation, page 75

Israeli Tax Considerations, page 75

59.	An investor is entitled to rely on the Israeli tax information contained in the registration statement. Accordingly, delete your disclaimers that the "discussion of Israeli income tax and capital gain tax considerations is for general information only" and "is not tax advice" as they imply that an investor may not so rely on the information.

The disclaimer has been deleted.

60.	We note your statements on pages 79-80 that, although you do not expect to be a PFIC in 2013, 2014 or in a subsequent year, "because this determination is made annually after the close of each taxable year, because [you] hold and expect to continue to hold following this offering a substantial amount of cash and cash equivalents, and because the calculation of [your] assets may be based in part on the value of [your] ordinary shares, which may fluctuate after this offering and may fluctuate considerably given that market prices of technology companies historically often have been volatile, it is difficult to predict whether [you] will be a PFIC in any taxable year." Accordingly, provide a risk factor that briefly discusses the risks to your U.S. holders should you be classified as a PFIC. Include in this discussion the fact that, should you be classified as a PFIC, you do not intend to furnish the information necessary for U.S. holders to make qualified electing fund elections that would provide some relief from the PFIC rules.

The risk factor has been added at page 21 of Amendment No. 1.

Financial Statements

Notes to Financial Statements

Note 6: Convertible Notes, page F-15

61.	Please clarify your accounting of the adjustable conversion feature embedded in your convertible notes:

•	Whether and how the beneficial conversion feature was recognized at the issuance;
•	Whether the "additional redemption amount" is different from the fair value of the conversion feature; and,
•	Whether the conversion feature was remeasured at each reporting date. Cite the accounting literature to support your accounting.

The Company issued convertible notes to be automatically converted into ordinary shares of the Company upon the earlier of the following events: (i) a financing round and/ or IPO, at a fixed rate of discount from the price per share in such financing round or IPO, or (ii) the elapse of 12 months at a fixed price per share.

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

The first conversion option is considered one that continuously resets as the underlying stock price increases or decreases so as to provide a fixed value of common stock due to the following:

•	2009 Convertible Notes – The principle amount was $220,000 that is settled in shares at a 20% discount to price per share at the following financing round. That feature would result in a settlement in shares with a fixed monetary value of $220,000/80% =$275,000 .
•	2012 Convertible Notes – The principle amount was $600,000 that is settled in shares at a 25% discount to price per share at the following financing round and/ or IPO. That feature would result in a settlement in shares with a fixed monetary value of $600,000/75%=$800,000.

The convertible notes referred to above provide a fix value of ordinary shares to the holder at the conversion date. Therefore, the convertible instrument is considered "stock settled debt" in accordance with ASC 470-20-25-8: "if a convertible instrument has a conversion option that continuously resets as the underlying stock price increases or decreases so as to provide a fixed value of common stock to the holder at any conversion date, the convertible instrument shall be considered stock-settled debt and the contingent beneficial conversion option provisions of this Subtopic would not apply when those resets subsequently occur. However, the guidance in paragraph 470-20-25-5 applies to the initial recognition of such a convertible instrument, including any initial active beneficial conversion feature."

As the instrument has two options to be converted into ordinary shares, the Company analyzed the instrument in accordance with the guidance of ASC 480-10-55-44, which states that: "In an instrument that allows the holder either to purchase a fixed number of the issuer's shares at a fixed price or to compel the issuer to reacquire the instrument at a fixed date for shares equal to a fixed monetary amount known at inception, the holder's choice will depend on the issuer's share price at the settlement date. The issuer must analyze the instrument at inception and consider all possible outcomes to judge which obligation is predominant… If the issuer judges the obligation to issue a variable number of shares based on a fixed monetary amount known at inception to be predominant, the instrument is a liability under paragraph 480-10-25-14."

The Company analyzed the instruments at inception and the conversion upon financing round and/or IPO was determined to be the predominant event since the likelihood of having financing round and/or IPO is much higher than not having them. Therefore the entire instrument was considered to be a liability pursuant to ASC 480.

The general measurement guidance in ASC 480 requires share-settled debt (obligations that can be settled in shares with a fixed monetary value at settlement) to be carried at fair value unless other accounting guidance specifies another measurement attribute. We generally believe that such obligations are, in substance, traditional debt arrangements that merely provide for the stock of the issuer to be used as the form of currency for repayment and, therefore, the applicable accounting guidance in ASC 835-30 (i.e., accrue to the redemption amount using the interest method) can be applied. Accordingly, each reporting period the Company accrues to the redemption amount using the interest method. In addition the Company includes accrual of interest (based on the convertible debt terms).

Note 9: Shareholders' Equity, page F-17

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

62.	Please provide us an analysis that supports your recording of a compensation expense in the amount of $1,466,000 in the year ended December 31, 2011 and a dividend in the amount of $180,000 for the year ended December 31, 2011.

In February 2011, the Company effected an equity restructuring under which all of the Company's preferred shares were converted into ordinary shares. As a result of the conversion, the per-share fair value of ordinary shares increased. Under ASC 718-20-10 such a transaction is considered to be an equity restructuring. Paragraph 718-20-35-6, provides that accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification.

As a result, the Company calculated the fair value of the modified award with the fair value of the original award immediately before the equity restructuring. In respect of ordinary shares and options that were held by the Company's employees a compensation expense in an amount of $1,466,000 was recorded. In respect of ordinary shares that are held by shareholders, who are not employed by the Company, a deemed dividend in an amount of $180,000 was recorded.

Note 10: Related Party Balances and Transactions, page F-22

63.	Please clarify your footnote disclosure "a" to explain what you mean by "independent," since the contractor being a shareholder and a director appears to preclude this contractor from being independent.

In response to the Staff’s comment, the Company has removed the word “independent” from page F-22 of Amendment No. 1.

Item 8. Exhibits and Financial Statement Schedules, page 11-1

64.	Please file a Form of Convertible Note as an exhibit to your registration statement.

We have filed the form as Exhibit 4.1 to Amendment No. 1.

65.	You have filed the Consulting Agreement between the Company and Adler Consulting LLC as Exhibit 10.1 to your registration statement. However, this agreement is not described in your prospectus. In an appropriate place in your prospectus, please disclose the material terms of this agreement, including the subject of the consulting agreement, the obligations of each party, any financial provisions, and the term and termination provisions.

The requested change has been made to page 51 of Amendment No. 1.

When we request acceleration of the effective date of the pending registration statement we will provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Securities and Exchange Commission

Re: Alcobra Ltd.

February 19, 2013

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call one of our attorneys, Edwin Miller (617) 398-0408 or Shy Baranov (617) 338-2932 of Zysman, Aharoni, Gayer & Co./Sullivan & Worcester LLP in Boston if you have any questions or require additional information.

Sincerely,

ALCOBRA LTD.

By: /s/ Yaron Daniely

Dr. Yaron Daniely, President

cc, with a marked copy of Amendment No. 1:

Rose Zukin, Staff Attorney

Jennifer Riegel, Staff Attorney

Keira Nakada, Staff Accountant

Lisa Vanjoske, Staff Accountant